

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 16, 2009

Via U.S. Mail and Fax (208-665-0041)
Mr. Robert J. Devers
Chief Financial Officer
Metalline Mining Company
1330 E. Margaret Ave.,
Coeur d'Alene, ID 83815

> **Re:** **Metalline Mining Company**
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **Filed February 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended July 31, 2009**
> **Filed September 14, 2009**
> **File No. 001-33125**

Dear Mr. Devers:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2008

Note 3 - Concessions in the Sierra Mojada District, page F-17

1.   We note from your consolidated balance sheets that the book value of Property
Concessions declined approximately $765 thousand from October 31, 2007 to
October 31, 2008. Please tell us the cause of the decline in value. If it resulted
from impairment charges recognized in fiscal year 2008, please include disclosure
to conform to the requirements of SFAS 144, paragraph 26.

Note 7 – Common Stock, page F-18

2.   We note you have issued common stock shares to external parties in exchange for
services received in the previous years. Please tell us how you determined the
value of the services received and the value of the common stock shares issued.

Engineering Comments

General

3.   We note that you refer to or use the terms such as measured, indicated, or inferred
resources on your website. As you may know, for U.S. reporting purposes,
measures of mineral reserves must be consistent with the definitions set forth in
Industry Guide 7. These generally differ from measurement systems that guide
the estimation of resources. If you continue to make references on your web site
to reserve measures other than those recognized by the SEC, please accompany
such disclosure with the following cautionary language:

> "Cautionary Note to U.S. Investors - The United States Securities and
> Exchange Commission limits disclosure for U.S. reporting purposes to
> mineral deposits that a company can economically and legally extract or
> produce. We use certain terms on this web site, such as "reserves,"
> "resources," "geologic resources," "proven," "probable," "measured,"
> "indicated," or "inferred," which may not be consistent with the reserve
> definitions established by the SEC. U.S. investors are urged to consider
> closely the disclosure in our Form 10-K. You can review and obtain
> copies of these filings from our website at
> http://www.sec.gov/edgar.shtml."

Please indicate the location of this disclaimer in your response.

Properties, page 13

4.   We note your reference to a property map as exhibit 99 which was filed with your
        10-Q January 31, 2006. In your future annual filings, please insert a small-scale
        map, showing the location and access to each of your material properties, as
        required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the
        EDGAR program now accepts Adobe PDF files and digital maps, so please
        include these maps in any amendments that are uploaded to EDGAR. It is
        relatively easy to include automatic links at the appropriate locations within the
        document to GIF or JPEG files, which will allow figures and diagrams to appear
        in the right location when the document is viewed on the Internet. For more
        information, please consult the EDGAR manual, and if additional assistance is
        required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing
        Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the
        guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally
        require maps and drawings to comply with the following features:

          • A legend or explanation showing, by means of pattern or symbol, every
            pattern or symbol used on the map or drawing.

          • A graphical bar scale should be included. Additional representations of
            scale such as "one inch equals one mile" may be utilized provided the
            original scale of the map has not been altered.

          • A north arrow.

          • An index map showing where the property is situated in relationship to the
            state or province, etc., in which it was located.

          • A title of the map or drawing, and the date on which it was drawn.

          • In the event interpretive data is submitted in conjunction with any map,
            the identity of the geologist or engineer that prepared such data.

        Any drawing should be simple enough or of sufficiently large scale to clearly
        show all features on the drawing.

Continued Improvement of the Sierra Mojada Infrastructure, page 20

5.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. In future filings please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Suying Li at (202) 551-3335, or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief